DynaMotive Energy Systems Corporation

          FORM 6-K

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR JULY 3, 2002

                        DYNAMOTIVE ENERGY SYSTEMS CORPORATION

             (Exact name of Registrant as specified in its charter)

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                        Suite 105-1700 West 75th Avenue

                                Vancouver, BC

                                 Canada V6P 6G2

                                 (604) 267-6000

                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F  X    FORM 40-F

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[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES         NO  X

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[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                      FORM 27

                     MATERIAL CHANGE REPORT UNDER SECTION 85(1)

                      OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. Reporting Issuer

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   DynaMotive Energy Systems Corporation

   105-1700 West 75th Avenue

   Vancouver, BC V6P 6G2

   Tel. (604) 267-6013

2. Date of Material Change

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   July 1, 2002

3. Press Release

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   July 1, 2002

4. Summary of Material Change

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DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment group that specializes in structured financing  initiatives. Rotch is a principal investor in a broad range of commercial interests including real estate, energy related assets, financial services and structured finance activities with assets in excess of $ 6 billion.

The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive’s technology and the co-development of future waste management applications.

.

5. Full Description of Material Change

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   Please see attached press release

6. Reliance on Section 85(2) of the Act

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   N/A

7. Omitted Information

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   N/A

8. Senior Officers

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The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

   Richard C.H. Lin

   Chairman

   6996 Arbutus Street

   Vancouver, BC V6P 5S7

   (604) 267-6013

9. Statement of Senior Officer

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   The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 3rd day of July, 2002

                                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                       (signed)     “Richard Lin”

                                                     Richard C.H. Lin

                                                     Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release – July 1, 2002

DynaMotive Signs MOU with Rotch Ltd., A Major UK Finance and Investment Group

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it has entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment  group that specializes in structured financing initiatives.  Rotch is a principal investor in a broad range of commercial interests including real estate, energy related assets, financial services and structured finance activities with assets in excess of $ 6 billion. The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive’s technology and the co-development of future waste management applications.

Financing initiatives: Rotch has committed to participate in a $1 million short term equity bridge financing  that DynaMotive  is currently pursuing. Rotch has further confirmed its interest to lead and participate in a second round of financing to fund DynaMotive’s pilot plant programs. The amount of this round is intended to be in the  $5 million range. The MOU also expresses that Rotch intends to invest up to $2 million alongside other investors subject to the balance of the placement being fully subscribed. Finally, Rotch and DynaMotive have proposed a mutual goal to ultimately secure  $25 million  to finance global expansion of the Company.

Corporate Development: DynaMotive and Rotch will cooperate in the restructuring of DynaMotive’s operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive’s controlling interests in Border Biofuels and to provide advisory services to consolidate operations in Europe.  Rotch has engaged Edengene Limited, a Rotch partner company that specializes in corporate venturing business to review Intellectual Property (technology) portfolio, venture strategy, venture structuring and build and value extraction strategies.

Joint Ventures: DynaMotive and Rotch also contemplate separate joint ventures in order to pursue perceived opportunities in certain government facilitated or partnered initiatives in the processing of organics from municipal solid waste and offset finance opportunities arising from countertrade obligations between large corporations and governments. Rotch has developed specific programs to facilitate the completion of countertrade obligations. These obligations (offset requirements) create opportunities for inward investment into the host country. DynaMotive’s technology and licensing model whereby technology transfer is coupled with the development of a sustainable and green house gas neutral fuel source provides unique opportunities for the proposed venture.

Rotch will receive two year warrants to purchase up to 6 million DynaMotive shares at $0.40; the warrants will vest subject to milestones based actual funding and completion of the above  contemplated transactions.

DynaMotive’s patented fast pyrolysis system (BioTherm(TM)) converts biomass to fuel oil and fuel-grade char. Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Biomass examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. DynaMotive has successfully converted each of these residues, which are available worldwide, into BioOil and char making them a renewable and environmentally friendly oil and char reserve.

For further information on Rotch and its partner companies, please go to www.Rotch.com and www.edengene.com. Completion of the arrangements with Rotch are subject to the negotiation and execution of definitive legal agreements by the parties.

For more information on DynaMotive, please call:

Corporate Communications                Tel: (604) 267-6000

Toll Free (in North America):           1-877-863-2268

Fax:  (604) 267-6005                    Email:   investor@DynaMotive.com

                                        Website: www.DynaMotive.com

In Europe, contact:

Antony Robson,Managing Director

Tel: (44) (0) 20-7518-9380              Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:

James Acheson         Chief Operating Officer        DynaMotive Corporation

Tel: (323) 460-4900                     Fax:  (323) 465-2617

Email: jacheson@DynaMotive.com

Forward Looking Statement

Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections.  Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations.  Important factors currently known to management that could cause actual results to differ materially from those in  forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing.  In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.

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